UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Publix Super Markets, Inc.

(Name of issuer)

Common Stock, Par Value $1.00 Per Share

(Title of class of securities)

None

(CUSIP number)

December 31, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. None	Page 2 of 5 Pages

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Publix Super Markets, Inc. 401(k) SMART Plan
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 59,668,975
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 59,668,975
(9)	Aggregate amount beneficially owned by each reporting person 59,668,975
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐ Not applicable
(11)	Percent of class represented by amount in Row (9) 7.6%
(12)	Type of reporting person EP

SCHEDULE 13G

CUSIP No. None	Page 3 of 5 Pages

Item 1(a).		Name of Issuer:

Publix Super Markets, Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices:

3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2(a).		Name of Person Filing:

Publix Super Markets, Inc. 401(k) SMART Plan

Item 2(b).		Address of Principal Business Office or, if none, Residence:

3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2(c).		Citizenship:

Florida

Item 2(d).		Title of Class of Securities:

Common Stock, Par Value $1.00 Per Share

Item 2(e).		CUSIP Number:

None

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	f.	☒ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.		Ownership

Information regarding ownership of common stock of the issuer:

	(a)	Amount beneficially owned: 59,668,975

	(b)	Percent of class: 7.6%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 59,668,975

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 59,668,975

SCHEDULE 13G

CUSIP No. None	Page 4 of 5 Pages

As of December 31, 2010, the Publix Super Markets, Inc. 401(k) SMART Plan (“SMART Plan”) was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 59,668,975 shares of the Company’s common stock or approximately 7.6% of the total outstanding shares of the Company’s common stock.

Changes that have occurred in the total number of shares of the Company’s common stock held by the SMART Plan since the filing of the fourth amendment to the initial statement are reflected in Schedule 1 attached hereto. All such changes have been in accordance with the terms of the SMART Plan.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Participants in the Publix Super Markets, Inc. 401(k) SMART Plan have the right to direct the investment and disposition of the funds held in their plan accounts into and out of the Company’s common stock through the Publix Stock Fund offered under the plan. Vested participants also have the right upon termination, pursuant to the terms of the plan, to elect an in-kind distribution of the Company’s common stock to the extent of their holdings in the Publix Stock Fund. Accordingly, any dividends on the Company’s common stock and the proceeds from the sale of the Company’s common stock are credited to participants who have elected to invest in and/or dispose of such common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. None	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011	Publix Super Markets, Inc. 401(k) SMART Plan

	By:	Publix Super Markets, Inc. Plan Administrator

	By:	/s/ Linda S. Kane
Linda S. Kane
Vice President Benefits Administration and Assistant Secretary

SCHEDULE 1

SHARES HELD BY PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Date	Shares Acquired	Shares Disposed of	Balance	Description of Transaction

Beginning Balance			55,762,193
Jan-10		71,547	55,690,646	Distributions to participants
Feb-10		79,195	55,611,451	Distributions to participants
Mar-10	1,279,071		56,890,522	Company contribution
Mar-10	2,040,596		58,931,118	Purchases by participants
Mar-10		1,285,841	57,645,277	Redemptions by participants
Mar-10		38,331	57,606,946	Distributions to participants
Apr-10		15,041	57,591,905	Distributions to participants
May-10	1,027,922		58,619,827	Purchases by participants
May-10		771,135	57,848,692	Redemptions by participants
May-10		39,083	57,809,609	Distributions to participants
Jun-10		19,348	57,790,261	Distributions to participants
Jul-10		9,684	57,780,577	Distributions to participants
Aug-10	2,932,612		60,713,189	Purchases by participants
Aug-10		1,111,514	59,601,675	Redemptions by participants
Aug-10		40,095	59,561,580	Distributions to participants
Sep-10		13,878	59,547,702	Distributions to participants
Oct-10		16,151	59,531,551	Distributions to participants
Nov-10	1,307,049		60,838,600	Purchases by participants
Nov-10		1,161,979	59,676,621	Redemptions by participants
Nov-10		5,062	59,671,559	Distributions to participants
Dec-10		2,584	59,668,975	Distributions to participants

	8,587,250	4,680,468